UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2007

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2007

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.
The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Results of the Tender Offer by The Bank of Tokyo-Mitsubishi UFJ, Ltd. for

kabu.com Securities Co., Ltd.

Tokyo, April 19, 2007 — Mitsubishi UFJ Financial Group, Inc. (MUFG) subsidiary, The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU or the “Offeror”) resolved, at a meeting of its board of directors held on March 5, 2007, to acquire shares of kabu.com Securities Co., Ltd., (“kabu.com Securities” or the “Target Company”) by a public tender offer (the “Tender Offer”). The Tender offer commenced on March 20, 2007 and was completed on April 18, 2007. The results of the Tender Offer are detailed below.

In addition, kabu.com Securities today commenced certain bank agency services as an agent of BTMU, a key element of the strengthening of the business alliance between BTMU and kabu.com Securities announced on March 5, 2007. Looking ahead, BTMU and the group companies of MUFG will aim to strengthen their collaborative business with kabu.com Securities in business areas such as securities intermediation business, bank agency business, and comprehensive card business, and seek to significantly strengthen MUFG Group’s provision of financial services via the internet.

1. Outline of the Tender Offer (announced on March 5, 2007)

(1) Name and address of the Offeror

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

2-7-1, Marunouchi, Chiyoda-ku, Tokyo

(2) Name of the Target Company

kabu.com Securities Co., Ltd.

(3) Number of shares scheduled to be purchased

Type of share certificates	1. Number of shares scheduled to be purchased	2. Number of shares scheduled to be over purchased
Ordinary shares	94,000 shares	— shares
Total	94,000 shares	— shares

Notes:

1.	If the total number of shares, etc. tendered is less than the number expected to be purchased (94,000 shares), all shares tendered will be purchased. If the total number of shares, etc. tendered exceeds the number scheduled to be purchased (94,000 shares), all or part of the excess portion will not be purchased and the Offeror will deliver and make other settlements with respect to the purchase of shares pursuant to the Pro Rata method as defined in Article 27-13, Item 5 of the Securities and Exchange Law (the “Law”) and Article 32 of the Ministerial Ordinance regarding disclosure of Tender Offers for shares by persons other than the issuer (the “Ordinance”).

2.	The Offeror does not intend to acquire the treasury stock held by the Target Company through the Tender Offer.

3.	Fractional shares are not subject to purchase through the Tender Offer.

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(4) Tender offer period

From March 20, 2007 (Tuesday) to April 18, 2007 (Wednesday), (21 business days)

(5) Price of purchase:

240,000 Japanese yen per share

2. Results of the Tender offer

(1) Status of tender

Class of shares	Number scheduled to be purchased	Number scheduled to be over purchased	Number tendered	Number purchased
Ordinary shares	94,000 shares	— shares	345,596 shares	94,000 shares
Total	94,000 shares	— shares	345,596 shares	94,000 shares

(2) Ownership ratios of share certificates after the Tender Offer

Number of voting rights represented by share certificates held by the Offeror after the Tender Offer	253,320	(ownership ratios of share certificates after the Tender Offer: 25.97%)

Number of voting rights represented by share certificates held by related parties after the Tender Offer	14,527	(ownership ratios of share certificates after the Tender Offer: 1.49%)

Total number of voting rights of all shareholders of the Target Company	975,553

Notes:

“Total number of voting rights of all shareholders of the Target Company” has been provided by the Target Company as the most recent information, sourced from its register of shareholders as of March 31, 2007. This number represents the total number of voting rights of shareholders as of September 30, 2006 (971,503) as recorded in the business report for the interim period of its eighth fiscal period filed by the Target Company on December 21, 2006, plus the number of voting rights (4,050) represented by the shares that were issued by the Target Company between October 1, 2006 and March 31, 2007 upon exercise of stock acquisition rights recorded in the above business report issued in accordance with the former Commercial Code and authorized by an extraordinary general meeting of the Target company held on November 27, 2003, as recorded in that business report.

(3) Calculation method for shares purchased according to the Pro Rata method

As the total number of shares tendered (345,596 shares) exceeded the number of shares scheduled to be purchased (94,000 shares), as described in the public notice of commencement of the Tender Offer and the Tender Offer application, all or part of the excess portion will not be purchased and the Offeror will deliver and make other settlements with respect to the purchase of shares by persons other than the issuer pursuant to the Pro Rata Method stipulated in Article 27-13, Item 5 of the Law and Article 32 of the Ordinance.

As the rounding of fractions of a share due to use of the Pro Rata method resulted in the total number of shares purchased from tendering shareholders being greater than the scheduled number of shares to be purchased in the Tender Offer, the Offeror reduced by one share the number of shares purchased (or, if calculations according to use of the Pro Rata method results in a fractional number of shares, that fractional number of shares) from each tendering shareholder in descending order, beginning with shareholders that owned the most rounded-up shares, to the extent that the total number of shares purchased is not less than the number of shares scheduled to be purchased by Tender Offer. However, as reduction in the number of shares purchased by tender from more than one tendering shareholder subject to an equivalent amount of rounding by the use of this method resulted in a number of shares purchased that is less than the scheduled number to be purchased, purchase by tender from the equivalent group has been decided by the drawing of lots, to the extent that number shares purchased is not less than the total number of shares scheduled to be purchased.

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(4) Funds required for purchase by Tender Offer

Total funds required for purchase by Tender Offer:	22,663 million yen
Tender Offer purchase amount:	22,560 million yen
Type of non-monetary consideration:	—
Amount of non-monetary consideration:	—

(5) Method of Settlement

1.	Name and address of head office of securities company/bank, etc., in charge of settlement of purchase

Mitsubishi UFJ Securities Co., Ltd. (Tender Offer Agent), 2-4-1, Marunouchi, Chiyoda-ku, Tokyo

kabu.com Securities Co., Ltd. (Sub-agent), 1-28-25, Shinkawa, Chuo-ku, Tokyo

2.	Commencement date of settlement

April 26, 2007 (Thursday)

3.	Method of Settlement

A notice of purchase will be mailed to the address of the tendering shareholders (in the case of foreign shareholders, to the address of their standing agents) without delay after the expiration of the Tender Offer Period. In respect of purchases made via sub-agent kabu.com Securities a notice of purchase will be delivered according to the procedures described on the kabu.com website (http://www.kabu.com/). Purchase will be conducted in cash. The Tender Offer agent or sub-agent shall remit the sales price for the purchased share certificates without delay from the commencement of settlement in accordance with the instruction of tendering shareholders.

(6) Locations at which copies of the Report on the Tender Offer are available for public inspection

The Bank of Tokyo-Mitsubishi UFJ, Ltd.	2-7-1, Marunouchi, Chiyoda-ku, Tokyo
Tokyo Stock Exchange, Inc.	2-1, Nihonbashi-Kabutocho, Chuo-ku, Tokyo

3. Expected influence of this Tender Offer on business results

Forecast business results of MUFG for the fiscal period to end March 2008 including effects of the Tender Offer are currently being determined and will be announced at the time of announcement of the results for the fiscal year ended March 2007.

4. Policies after the Tender Offer

(1) Making kabu.com Securities a consolidated subsidiary

As a result of the Tender Offer, the holdings ratio of the total voting rights represented by the ordinary shares of kabu.com Securities held by MUFG and its subsidiaries among the voting rights held by all shareholders in kabu.com Securities is 40.36%.

It is planned that kabu.com Securities will become a consolidated subsidiary of MUFG, through the appointment of directors, executive officers or employees of MUFG or its subsidiaries, or those who were formerly in such positions and can influence decision making on the financial and business policy of kabu.com Securities as directors of kabu.com Securities at the General Meeting of Shareholders of kabu.com Securities scheduled for June 2007, so that such people will constitute a majority on the board of directors of kabu.com Securities.

Furthermore, kabu.com Securities is currently listed on the 1st Section of the Tokyo Stock Exchange and its policy is to continue this listing following the Tender Offer.

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(2) Commencement of bank agency business

From today, kabu.com Securities commenced certain bank agency services as an affiliated bank of BTMU. Initially, trial services of accepting applications for opening ordinary deposit account of BTMU and issuance of the bank-issued, combined bank cards and credit cards (Super IC Cards) will be provided to related parties. Fully-fledged services to customers are scheduled to commence in May 2007. Improved services and a launch campaign to promote sales to customers applying for services via kabu.com Securities are being planned and details will be announced via its website when these have been decided.

BTMU is already providing services in cooperation with kabu.com Securities, including securities intermediation and various settlement services via internet, and by seizing the opportunity presented by the commencement of bank agency services aims to significantly enhance services provided via the internet in its retail business.

5. Others

According to a Large Shareholding Report and Amendment Report (No. 3) filed jointly on March 12, 2007 by ITOCHU Corporation and one other company, 72,000 shares (ownership ratios of share certificates: 7.41%) was disposed of in an off-market transaction on March 6, 2007. As a result of the changes recorded in these reports ITOCHU Corporation is no longer the largest shareholder in kabu.com Securities, nor the affiliated company, and consequently BTMU is, as of today, the largest shareholder in kabu.com Securities. In addition, according to the same report, ITOCHU Finance Corporation at the same time also disposed of 23,000 shares (ownership ratios of share certificates: 2.37%) of its shareholding in kabu.com Securities in an off-market transaction.

On March 13, 2007 Mizuho Securities Co., Ltd. and Mizuho Trust & Banking Co., Ltd. jointly filed a Large Shareholding Report and Amendment Report (No. 1), and on April 6, 2007 an Amendment Report (No. 2). According to these reports, on March 6, 2007 Mizuho Securities Co., Ltd. acquired 95,000 shares of kabu.com Securities in an off-market transaction, and on March 30, 2007 owned 67,284 shares of kabu.com Securities. In addition, according to these reports, Mizuho Trust & Banking Co., Ltd., a joint shareholder of Mizuho Securities Co., Ltd., owned 12,580 shares of kabu.com Securities as of the same date.

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Contacts:

Mitsubishi UFJ Financial Group, Inc.	Public Relations Division	81-3-3240-7651
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Public Relations Division	81-3-3240-2950

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